MODERN HOLDINGS INCORPORATED

89 Summit Avenue

Summit, NJ 07091

May 12, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Modern Holdings Incorporated (the “Company”)
Registration Statement on Form S-1
File No. 333-193822

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the above-captioned Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:00 p.m. (ET) on May 14, 2014, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can provide any further information in this regard, please call me at (908) 378-2862.

Sincerely,

MODERN HOLDINGS INCORORATED

/s/ Jay Murray
Jay Murray
Chief Financial Officer

Cc: James T. Seery, Esq., LeClairRyan